

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 30, 2009

<u>Via U.S. Mail and Fax (403-513-2670)</u>
Mr. William S. Tighe
Chief Executive Officer
Kodiak Energy, Inc.
734 7th Avenue S.W.
Calgary, Alberta, Canada T2P 3P8

        Re: **Kodiak Energy, Inc.**
                Item 4.02 Form 8-K
                Filed March 17, 2009
                File No. 333-82434

Dear Mr. Tighe:

       We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                        Sincerely,

                        Chris White
                        Branch Chief